UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Vivint Smart Home, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

928542109

(CUSIP Number)

February 24, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons The Pedersen Family Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,655,825
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,655,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,655,825
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on (i) 208,728,450 Class A ordinary shares outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons Michael Cahill
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,655,825
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,655,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,655,825
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on (i) 208,728,450 Class A ordinary shares outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

Item 1(a).	Name of Issuer

Vivint Smart Home, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

4931 North 300 West Provo, UT 84604

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”: (i) The Pedersen Family Trust (ii) Michael Cahill

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

7371 Prairie Falcon Rd., #120 Las Vegas, NV 89128

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

928542109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

The Pedersen Family Trust

/s/ Michael Cahill
Name:	Michael Cahill
Title:	Trustee

/s/ Michael Cahill
Name:	Michael Cahill

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of March 7, 2022